SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from December 30, 2002 to December 31, 2002

Commission file number: 001-31225

EnPro Industries, Inc.
Retirement Savings Plan for Hourly Employees

5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Full title of the plan and the address of the plan)

EnPro Industries, Inc.

5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

EnPro Industries, Inc.

Retirement Savings Plan For Hourly Employees

Audited Financial Statements

December 31 and 30, 2002 and
One-Day Period Ended December 31, 2002

Contents

Report of Independent Auditors	1
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

REPORT OF INDEPENDENT AUDITORS

EnPro Industries, Inc.
Benefits Committee

We have audited the accompanying statements of net assets available for benefits of EnPro Industries, Inc. Retirement Savings Plan for Hourly Employees as of December 31 and 30, 2002, and the related statement of changes in net assets available for benefits for the one-day period ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31 and 30, 2002, and the changes in its net assets available for benefits for the one-day period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Charlotte, North Carolina
June 20, 2003

EnPro Industries, Inc

Retirement Savings Plan For Hourly Employees

Statements of Net Assets Available for Benefits

	December 31,	December 30,
	2002	2002

Assets
Investments, at fair value -
EnPro Industries, Inc. Retirement Savings Plan Master Trust	$24,560,499	$24,575,725
Contributions receivable:
Participants	127,505	127,505
Employer	84,695	84,695

Total receivables	212,200	212,200
Accrued income	45,201	45,202

Assets available for benefits	24,817,900	24,833,127
Payables	41,199	41,199

Net assets available for benefits	$24,776,701	$24,791,928

See accompanying notes to financial statements.

EnPro Industries, Inc.

Retirement Savings Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits

One-Day Period
Ended
December 31, 2002

Additions
Investment income:
Interest and dividends	$–
Net realized and unrealized depreciation in aggregate fair value of investments	(15,227)

(15,227)

Contributions from:
Participants	–
Employer	–

–

Total additions	(15,227)

Deductions
Withdrawals and terminations	–
Administrative expenses	–

–
Net decrease	(15,227)
Net assets available for benefits at beginning of period	24,791,928

Net assets available for benefits at end of period	$24,776,701

See accompanying notes to financial statements.

EnPro Industries, Inc.

Retirement Savings Plan for Hourly Employees

Notes to Financial Statements

December 31, 2002

1.     Description of Plan

The EnPro Industries, Inc. Retirement Savings Plan for Hourly Employees (the “Plan”) is a defined contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following description of the Plan in no way replaces or alters the full, official Plan text which is the controlling document and which in any dispute shall govern. Refer to the Plan text for a more complete description.

Effective December 30, 2002, the Plan year-end was changed to December 31.

EnPro Industries, Inc. (“EnPro”) was incorporated in North Carolina in January 2002 in anticipation of the tax-free spin-off by Goodrich Corporation (“Goodrich”) of its Engineered Industrial Products business (“EIP”) to Goodrich shareholders (the “Distribution”). Prior to the Distribution, Coltec Industries Inc (“Coltec”) was a wholly owned subsidiary of Goodrich and owned the EIP business and an aerospace business. During May 2002, Coltec transferred to Goodrich, by way of dividend, all of the assets, liabilities and operation of its aerospace business.

The Distribution occurred on May 31, 2002 at which time Coltec became a wholly owned subsidiary of EnPro. The Distribution was effected through a tax-free distribution to Goodrich shareholders of all of the capital stock of EnPro. Each Goodrich shareholder received one share of EnPro common stock, as well as an associated EnPro preferred stock purchase right, for every five shares of Goodrich common stock owned.

The EnPro Industries, Inc. Retirement Savings Plan Master Trust (the “Master Trust”) was established to hold the assets of the Plan and the assets of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees. All investment information disclosed in the financial statements, including investments held at December 31 and 30, 2002, and net depreciation in fair value of investments, and interest income for the one-day period ended December 31, 2002, was obtained or derived from information supplied and certified as complete and accurate by Mellon Bank, N.A.

Contributions to support the Plan are made by participants and EnPro. All hourly employees of EnPro are eligible to participate in the Plan. Participants contribute by payroll deductions, subject to limitations specified in the Plan.

EnPro Industries, Inc.

Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

1.     Description of Plan (continued)

EnPro’s contributions are based on participants’ contributions and forfeited EnPro contributions. Employer contributions were made to the Goodrich Stock Fund prior to June 1, 2002. All employer contributions on or after June 1, 2002 were made in cash. The Goodrich Stock Fund, including earnings thereon, is restricted to investment in the common stock of Goodrich. A participant may transfer funds from the Goodrich Stock Fund to another fund option at any time. As of June 1, 2002, employees were prohibited from investing or transferring any funds into the Goodrich Stock Fund.

Participants’ contributions are remitted by EnPro to the trustee at the end of each payroll cycle. Upon determination of participants’ contributions, EnPro contributions are made to the trustee in cash. The contributed cash is allocated to individual employee accounts and invested at their direction. Participants are fully vested in their own contributions, including earnings thereon, and effective October 15, 2001 are 100% vested in employer contributions and the earnings thereon; however, there are three union groups whose employer contributions are vested over a seven year period.

Upon termination, other than by retirement, disability or death, a participant becomes eligible to receive the current value of his vested account in a lump sum. Participants whose employment terminated prior to October 15, 2001 forfeited their nonvested portion of the employer contributions. Upon retirement, disability or death, a participant or beneficiary receives the entire amount credited to his account in either a lump sum or, at his election, in annual installments. Distributions made from the Goodrich Stock Fund and/or the EnPro Stock Fund are made, at the option of the participant, in either cash or shares.

A participant may make withdrawals from certain portions of his vested account, subject to limitations set forth in the Plan text.

Loans are available to a participant from all funds except the Goodrich Stock Fund and the EnPro Stock Fund, subject to applicable rules and limitations set forth in the Plan text.

All legal and accounting expenses incurred by the Plan are paid by the Master Trust.

If the Plan is terminated or EnPro contributions are completely discontinued, Plan participants will become fully vested in their rights under the Plan.

EnPro Industries, Inc.

Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are held in the Master Trust, a master investment trust administered by the trustee. Participation units of the Master Trust are stated at the underlying fair value of the trust investments. The asset value of the EnPro Stock Fund is derived from the value of EnPro’s common stock. The asset value of the Goodrich Stock Fund is derived from the value of common stock of Goodrich. Realized and unrealized gains and losses on Plan assets are based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year. The loans to participants are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 6, 1995 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

EnPro Industries, Inc.

Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

4.     Investments

At December 31 and 30, 2002, the Plan’s interest in the net assets of the Master Trust was approximately 23.1%. Net investment income is allocated to the individual plans based upon the Plan’s accumulated daily balance in the Plan’s accumulated investment pool during the month.

Administrative expenses are allocated to the individual plans based upon the Plan’s pro rata share of the market value of total commingled assets on the last day of the month.

Summarized financial information for the Master Trust is as follows:

	December 31,	December 30,
	2002	2002

Statements of Net Assets
Investments at fair value:
Fund investments	$87,286,148	$86,993,669
Common stock	15,342,120	15,409,600
Loans to participants	4,778,109	4,778,109

Total investments	107,406,377	107,181,378
Total receivables	619,943	619,943
Accrued income	200,429	344,725
Payables	(890,902)	(890,902)

Net assets payable to participating plans	$107,335,847	$107,255,144

EnPro Industries, Inc

Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

4.     Investments (continued)

One-Day Period
Ended
December 31, 2002

Statements of Changes in Net Assets
Net assets payable to participating plans at beginning of period	$107,255,144
Total additions	142,098
Total deductions	–
Net realized and unrealized depreciation in fair value of investments	(61,395)

Net assets payable to participating plans at end of period	$107,335,847

5.     Transactions with Parties-in-Interest

Other than pursuant to the Master Trust agreement, the Plan has had no agreements or transactions with any parties-in-interest.

SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, EnPro Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

	By:	ENPRO INDUSTRIES, INC., Plan Administrator

		By:	/s/ Richard C. Driscoll

Richard C. Driscoll
Senior Vice President – Human Resources

Date: June 30, 2003

EXHIBIT INDEX

Exhibit No.	Document

23	Consent of Ernst & Young LLP

99	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002